2006 | First Midwest Bancorp, Inc.

Lehman Brothers

Fourth Annual Financial Services Conference

New York, New York

September 12, 2006

Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.

First Midwest:
Chicago's Premier Independent Company

I.   Chicago Marketplace Introduction

II.   Second Quarter 2006

III. Superior Long-Term Performance

IV.   Principal Drivers Of Performance

V.   Strategic Opportunities

I. Chicago Marketplace Introduction

Chicago MSA (2)



Population:	**8.5 Million**
	(3rd Largest MSA)
Deposits:	**$238.7 Billion**
Deposit Concentration:	**42.3%** [1]

Sources: Population numbers - Claritas 2005 Estimates.
      Deposit numbers are SNL pro-forma data as of Sept 1, 2006 – includes all banks, thrifts – does not include credit unions.
(1)   Deposit concentration represents the aggregate market share of the four largest firms.
(2)   MSA as defined by US Census Bureau.

Chicago MSA Comparison[1]

	Chicago MSA	New York MSA	Los Angeles MSA
2005-2010 Population Growth	4.0%	2.4%	5.8%
Average Household Income	$77,112	$76,653	$73,255
Median Income Producing Assets	$59,614	$55,023	$44,832
Homeowners	65.9%	51.1%	50.6%

Source: Claritas 2005 Estimates
(1) MSA as defined by US Census Bureau.

Chicago MSA Comparison[1]

	Chicago MSA	New York MSA	Los Angeles MSA
# of Bank Branches	**3,127**	5,397	2,301
% Increase Since 2002[2]	**28.5%**	**13.2%**	**9.8%**
Banking Institutions	**252**	197	139
Total Deposits	**$238.7 Billion**	$740.1 Billion	$269.7 Billion
5 Year Deposit Growth	**23.6%**	36.1%	41.3%
Deposit Concentration[3]	**42.3%**	54.9%	50.2%

Source: SNL pro-forma data as of Sept 1, 2006 – includes all banks, thrifts – does not include credit unions.
(1)   MSA as defined by US Census Bureau.
(2)   Chicago branches in 2002 = 2,433, NY = 4,765, LA = 2,095
(3)   Deposit concentration represents the aggregate market share of the four largest firms.

Chicago MSA - *Top 15 Banks*

Rank	Bank[1]	2005 Deposits '000	Branches in MSA [2]	MSA Share
1	JP Morgan Chase	38,406,892	340	16.1%
2	LaSalle Bank	30,956,884	142	12.9%
3	Harris	23,500,697	197	9.8%
4	Northern Trust	8,461,138	18	3.5%
5	Fifth Third	8,052,445	137	3.4%
6	Wintrust	6,460,053	68	2.7%
7	Royal Bank of Scotland	6,446,076	133	2.7%
8	MAF Bancorp	5,628,594	58	2.4%
9	MB Financial	5,584,795	60	2.3%
10	Corus Bankshares	5,500,178	14	2.3%
11	Citigroup	5,441,103	51	2.3%
12	**First Midwest Bancorp** [3]	**5,434,824**	**88**	**2.3%**
13	National City	4,528,348	66	1.9
14	Bank of America	4,158,882	45	1.7%
15	FBOP Corporation	2,867,310	27	1.2%

Source: SNL includes all banks, thrifts-does not include credit unions
(1) Where applicable, detail provided represents the aggregate of independent bank charters
(2) Pro-forma data as obtained on 9/1/06
(3) Restated to include Bank Calumet

FMB Chicago Footprint

	FMB Footprint [1]	Chicago MSA
2005 Population	**5,103,861**	8,553,216
2005-2010 Population Growth	**5.4%**	4.0%
Average Household Income	**$86,554**	$77,008
Median Income Producing Assets	**$76,646**	$57,232
Homeowners	**77%**	65%

Source: Claritas 2005 Estimates

1)   FMB Footprint represents every county in the Chicago area where a FMB branch is present and equals DuPage, Lake, McHenry, Will, Kane and Suburban Cook Counties in Illinois and Lake County in Indiana.

First Midwest: Who We Are

- **$8.7 Billion Assets**
  - $6.3 Billion Deposits, 88% Deposits In Suburban Chicago
  - $5.0 Billion Loans
  - $3.6 Billion Trust Assets Under Management
  - $500 Million Investments Under Management

- **343,000 Relationships[1]**
  - 300,000 Retail Clients
  - 28,000 Commercial Clients
  - 3,000 Trust Clients
  - 12,000 Investment Clients

- **101 Offices/129 ATM's/Full Service Electronic Banking**

- **One of the <u>25 Best Places To Work</u> In Chicago Honored By *Chicago* Magazine**

(1) Bank Calumet clients estimated to be 70,000.

Suburban Chicago Franchise



Planned Branches:
Crest Hill: 2006
Channahon: 2007
Oswego: 2007

Expansion Into Indiana:
Bank Calumet Creates Opportunity
For Growth, Leveraging Strengths

- **$1.2 Billion in Assets, $0.9 Billion in Deposits, 30 Branches**

- **Strong Deposit Base and Positive Trends**
  - Deposit Growth: 27% Over Five Years
  - Deposit Mix: Over 75% Transactional Deposits

- **$848 Million in Trust Assets, Approximately 1,000 Relationships**

- **Strong Branch Presence, 70% In Rapidly Growing Markets**

- **Broadening Product Lines**

- **Expanded Corporate Lending and Underwriting**

II. Second Quarter 2006

2nd Quarter 2006 Performance Highlights

- **Solid Profitability**
  - **ROE** **16.50 %**
  - **ROA** **1.33 %**
  - **Earnings Per Share** **$0.57**
    - Acquisition-Related Integration Costs [1] **$0.04**
    - Stock Option Expense [1] **$0.01**

- **Continued Organic Growth (Excluding Bank Calumet)**
  - **Total Loans [2]** **7.2%**
  - **Corporate Loans [2]** **13.8%**
  - **Deposits [3]** **3.4%**

- **Solid Credit Quality**
  - **Nonperforming Assets Ratio** **0.34%**

- **Efficiency** **51.84%**

(1) Reflects the after tax impact of $3.0 million in acquisition and related integration costs specific to Bank Calumet transaction or $742,000 of stock option expense
(2) Represents 2006 annualized growth as compared to December 31 , 2005, excluding $ 579.3 million loans attributed to the Bank Calumet acquisition
(3) Represents growth in quarter to date average balances as compared to second quarter 2005, excluding $ 927.0 million in deposits attributed to Bank Calumet

2nd Quarter 2006 Peer Comparison

	First Midwest	Peer	% Difference
Return On Assets	1.33%	1.17%	+13.7%
Return On Equity	16.50%	12.83%	+28.6%
Nonperforming Asset Ratio	0.39%	0.57%	-31.6%
Net Interest Margin	3.70%	3.75%	-1.3%
Efficiency Ratio	52.12%	57.49%	-9.3%

Note: Data represents the peer median. Peer includes SKYF, FULT, CFR, WL, WTFC, WTNY, SUSQ, UCBH, GBBK, PBKS, TRBS, FCF, MBFI, and AMFI
Data represents performance for the quarter ending June 30, 2006 as obtained from SNL Financial

Projected 2006 Performance

- **Solid E.P.S. Growth: 7-11%**

- **Continued Profitability: ROE 17%**

- **Solid Credit Quality:**
  - **Nonperforming Assets Ratio: 35 - 40 b.p.**

- **Targeted Loan Growth:**[1]
  - **Total Loans: 7%**
  - **Corporate Loans: 10%**

- **Focused Efficiency:**[2]   **49%**

(1) Represents annualized rate of growth from June 30, 2006-December 31, 2006
(2) Represents targeted efficiency ratio excluding the impact of $3.0 million in acquisition and related integration costs attributed to the Bank Calumet transaction

III. Superior Long-Term Performance

Earnings and Shareholder Value Trends

1995 To 2005	Compound Annual Growth Rate
Earnings Per Share ($0.79 to $2.21)	11%
Dividend ($0.32 to $1.015)	12%
Stock Price ($12.32 to $35.06)	11%
Total Return (Dividends Reinvested)	14%

Outperforming Over The Long Term





Note: Data represents the peer median. Peer includes SKYF, FULT, CFR, WL, WTFC, WTNY, SUSQ, UCBH, GBBK, PBKS, TRBS, FCF, MBFI, and AMFI

Outperforming ...







Note: Data represents the peer median. Peer includes SKYF, FULT, CFR, WL, WTFC, WTNY, SUSQ, UCBH, GBBK, PBKS, TRBS, FCF, MBFI, and AMFI

IV.   Principal Drivers Of Performance

Drivers Of Performance

1. **Strong Organizational Management**

2. **Value-Based Control Management**

3. **Relationship Banking Discipline**

4. **Outstanding Chicagoland Marketplace**

1. Strong Organizational Management

+ **Mission Centered**

+ **Plan Driven**

+ **Research Based**

+ **Employee Focused**
  + **Tenure**
  + **Compensation Alignment**
  + **Development**
  + **Succession**

2. Value-Based Control Management

- **Disciplined Credit Culture**
  - Diversified Portfolio Risk
  - Local Market Focus

- **Operational Efficiency Emphasis**
  - Continuous Business Process Improvement
  - Six Sigma Disciplines
  - State of the Art Operations Centers

- **Rigorous Treasury Management**

3. Relationship Banking Discipline

- **Line of Business Orientation**
  - Commercial
  - Retail

- **Key Differentiators**
  - Relationship Focused
  - Proven Sales Process

Chicagoland's Premier Bank For Business

- **7 Lines Of Business**
  - Commercial and Industrial
  - Commercial Real Estate
  - Cash Management
  - Small Business
  - Trust
  - Private Banking
  - Agriculture

- **Consultative Needs-Based Sales Approach**

2006 Presence With Chicagoland Commercial Marketplace

- **180 Relationship Managers**

- **30,000 Calls Made In Marketplace**

- **4,000 Referrals**

- **800 Client Relationship Plans Delivered**

Represents annualized 2006 sales goals as developed from internal planning documents

Chicagoland's Premier Bank For Retail

- **Focused Sales**
  - 88 Offices, 6th Largest Suburban Branch Presence
  - Customer Care Center
  - First Midwest Direct
  - Electronic Delivery Channels
  - Robust Workforce Outreach Program

- **Key Differentiators:**
  - Targeted Market Approach
  - Client Segmentation Modeling

2006 Retail Presence In Marketplace

- **1,000 Retail Bankers**

- **1,600,000 Direct Marketing Contacts**

- **300,000 Client Contacts**

- **75,000 Referrals**

- **12,000 Marketplace Calls**

Represents annualized 2006 sales goals as developed from internal planning documents

4. Outstanding Chicagoland Marketplace

- **Gross Regional Product - $423 billion (3rd largest)** [1]
  - **GRP 5 Year Growth – 5%**

- **Low Unemployment – 4.7%** [2]

- **Large and Diverse Workforce – 4.4 million**

- **Affordable Living** [3]
  - **Cost of Living Index:**
    - Chicago – 114.2
    - Los Angeles – 156.1
    - New York – 204.7

Sources:
(1) World Business Chicago
(2) US Department of Labor
(3) ACCRA Cost of Living Survey, 2nd Q 2006

4. Outstanding Chicagoland Marketplace...

+ **A Leading Global Economy**
    + **30 Fortune 500 Companies Headquarters**
    + **98 Corporate Headquarters *(2nd only to NY)***

+ **#1 in High-Technology (345,000 workers/7,100 companies)**
+ **#1 in Business Service Professionals**
+ **#1 in Air Travel/Freight**
+ **#1 in Manufacturing - $72 B In Regional Output**
+ **#1 Distribution Center (Truck, Rail, Air, Intermodal)**

Source: World Business Chicago

V. 2006 & Beyond
Strategic Opportunities

Strategic Opportunities

Market Niche Enhancement

- Middle Market
- Agriculture
- Wealth Management
- Small Business
- Workplace Delivery

Chicagoland Acquiror of Choice

Market Expansion

- Suburban: Infill/Expansion
- Central Business District

Acquiror of Choice

Value Added Formula For Acquirees

- Credibility
- Capacity
- Efficiency
- Sales Process
- Credit Culture

Chicagoland Acquisition Opportunities

Unaffiliated Banking Companies:

$500 million-$3 billion in assets

---

25 Chicagoland Banks

$35 billion in total deposits

Why First Midwest?

Why First Midwest?

+ **Proven Management Process**

+ **Track Record of Performance**

+ **Solid Market Presence**

+ **Effective Operating Plan**

+ **Strategic M&A Advantages**

To Request Additional Information Please Contact:

Michael L. Scudder
EVP, Chief Financial Officer
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143
P (630) 875-7283
F (630) 875-7369
mike.scudder@firstmidwest.com

Selected Financial Information

First Midwest Bancorp, Inc.
Selected Financial Information
(Amounts in thousands, except per share data)

	2006			2005					2004			2003
	June 30/YTD	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	Dec. 31/YTD
Period-End Balance Sheet												
Total assets	$ 8,692,828	$ 8,692,828	$ 8,715,524	$ 7,210,151	$ 7,210,151	$ 7,201,261	$ 7,073,141	$ 6,910,482	$ 6,863,381	$ 6,863,381	$ 6,931,563	$ 6,906,658
Securities HTM - amortized cost	116,707	116,707	121,012	56,772	56,772	49,118	67,503	73,725	64,576	64,576	54,743	67,446
Securities HTM - fair market value	116,922	116,922	121,026	56,791	56,791	49,153	67,544	73,758	64,618	64,618	54,784	67,513
Securities AFS - fair market value	2,593,715	2,593,715	2,654,189	2,286,630	2,286,630	2,299,250	2,264,616	2,170,720	2,179,438	2,179,438	2,115,492	2,229,650
Mortgages held for sale	3,000	3,000	3,050	4,301	4,301	7,241	7,079	5,915	4,251	4,251	5,308	9,620
Loans:												
Commercial and industrial	1,550,730	1,550,730	1,524,978	1,161,660	1,161,660	1,209,916	1,215,038	1,158,819	1,146,168	1,146,168	1,129,532	1,052,117
Agricultural	140,440	140,440	134,708	131,689	131,689	121,430	121,092	107,265	107,059	107,059	101,590	94,983
Real estate - commercial	1,873,402	1,873,402	1,811,045	1,729,009	1,729,009	1,630,687	1,562,550	1,529,942	1,493,855	1,493,855	1,456,436	1,393,420
Real estate - construction	539,915	539,915	463,367	413,286	413,286	435,534	407,395	421,258	427,248	427,248	448,541	453,429
Real estate - 1-4 family	220,377	220,377	349,934	143,286	143,286	129,763	121,387	108,316	92,512	92,512	163,824	170,245
Direct consumer	601,420	601,420	625,189	570,042	570,042	576,298	579,696	576,955	576,691	576,691	572,112	543,161
Indirect consumer	115,061	115,061	132,914	157,219	157,219	183,638	216,010	251,173	291,745	291,745	331,991	352,427
Total loans	5,041,345	5,041,345	5,042,135	4,306,191	4,306,191	4,287,266	4,223,168	4,153,728	4,135,278	4,135,278	4,204,026	4,059,782
Other Assets:												
Other earning assets	4,399	4,399	5,464	1,607	1,607	868	169	168	330	330	3,305	5,789
Total earning assets	7,759,166	7,759,166	7,825,850	6,655,501	6,655,501	6,643,743	6,562,535	6,404,256	6,383,873	6,383,873	6,382,874	6,372,287
Corporate owned life insurance	193,048	193,048	194,333	156,441	156,441	155,005	153,777	152,554	151,359	151,359	150,165	146,421
Intangibles:												
Goodwill	266,037	266,037	264,900	85,962	85,962	84,547	84,547	84,547	84,547	84,547	84,427	83,735
Other intangibles	32,766	32,766	29,939	10,035	10,035	10,567	11,100	11,633	12,165	12,165	12,698	15,533
Total intangibles	298,803	298,803	294,839	95,997	95,997	95,114	95,647	96,180	96,712	96,712	97,125	99,268
Deposits:												
Demand deposits	1,125,448	1,125,448	1,105,452	976,557	976,557	961,615	942,602	911,721	922,540	922,540	929,272	859,080
Interest bearing deposits	5,132,737	5,132,737	4,945,387	4,171,275	4,171,275	4,264,232	4,145,827	4,051,138	3,982,838	3,982,838	4,026,050	3,956,028
Total deposits	6,258,185	6,258,185	6,050,839	5,147,832	5,147,832	5,225,847	5,088,429	4,962,859	4,905,378	4,905,378	4,955,322	4,815,108
Fed funds purchased and repurchase agreements	912,806	912,806	803,943	746,057	746,057	697,609	726,205	739,077	704,589	704,589	721,512	879,709
Other borrowed funds	499,747	499,747	825,141	548,475	548,475	523,542	523,609	440,676	513,743	513,743	530,826	491,963
Long-term debt	226,128	226,128	227,472	130,092	130,092	130,421	132,707	129,042	129,294	129,294	129,250	128,716
Stockholders' equity	$ 694,938	$ 694,938	$ 688,484	$ 544,068	$ 544,068	$ 536,181	$ 537,084	$ 519,163	$ 532,038	$ 532,038	$ 535,855	$ 522,540
Stockholders' equity, excluding OCI	$ 728,113	$ 728,113	$ 711,032	$ 552,352	$ 552,352	$ 542,125	$ 527,740	$ 524,490	$ 521,923	$ 521,923	$ 523,335	$ 489,884
Average Balance Sheet												
Total assets	$ 8,142,688	$ 8,668,348	$ 7,237,200	$ 7,042,670	$ 7,201,290	$ 7,115,579	$ 6,976,461	$ 6,873,037	$ 6,860,245	$ 6,861,440	$ 6,885,474	$ 6,199,663
Securities - HTM taxable	9,960	9,936	9,984	10,644	10,306	11,075	10,702	11,236	11,826	11,764	11,841	13,378
Securities - HTM tax-exempt	90,399	114,720	65,808	52,611	41,061	48,440	64,942	56,214	50,079	44,675	45,645	61,157
Securities - AFS taxable	1,499,138	1,596,625	1,400,563	1,587,973	1,595,861	1,601,054	1,579,866	1,573,988	1,412,866	1,504,180	1,387,270	1,466,925
Securities - AFS tax-exempt	967,462	1,041,464	892,653	643,422	739,753	649,875	610,165	571,980	658,998	571,842	662,161	656,624
Total loans	4,693,735	5,063,873	4,319,484	4,214,750	4,295,483	4,255,808	4,177,611	4,127,803	4,143,067	4,160,795	4,199,874	3,465,877
Other earning assets	12,301	10,767	13,853	7,917	9,572	8,795	8,998	4,238	30,344	23,547	37,994	30,372
Total earning assets	7,272,995	7,837,385	6,702,345	6,517,317	6,692,036	6,575,047	6,452,284	6,345,459	6,307,180	6,316,803	6,344,785	5,694,333
Deposits:												
Demand deposits	1,019,123	1,106,177	931,104	931,711	950,523	948,649	919,777	907,234	894,093	937,725	902,869	806,777
Savings deposits	629,393	697,663	560,364	615,324	576,291	607,929	633,417	644,492	646,214	643,857	648,660	498,798
NOW accounts	883,555	991,743	774,166	893,706	836,264	928,700	931,699	878,237	921,635	909,344	943,867	813,993
Money market deposits	833,736	948,992	717,199	672,411	674,351	654,160	675,828	685,633	732,456	716,181	724,370	616,868
Core transactional deposits	3,365,807	3,744,575	2,982,833	3,113,152	3,037,429	3,139,438	3,160,721	3,115,596	3,194,398	3,207,107	3,219,766	2,736,436
Time deposits > $100,000	660,770	699,235	621,877	604,270	630,323	635,570	611,727	538,105	510,490	517,236	508,861	528,219
Time deposits < $100,000	1,644,574	1,760,261	1,527,599	1,361,440	1,459,305	1,389,216	1,330,492	1,264,296	1,185,868	1,223,114	1,191,460	1,071,542
Total time deposits	2,305,344	2,459,496	2,149,476	1,965,710	2,089,628	2,024,786	1,942,219	1,802,401	1,696,358	1,740,350	1,700,321	1,599,761
Total deposits	5,671,151	6,204,071	5,132,309	5,078,862	5,127,057	5,164,224	5,102,940	4,917,997	4,890,756	4,947,457	4,920,087	4,336,197
FFP, repos, other borrowed funds	1,375,715	1,447,591	1,303,041	1,235,205	1,334,883	1,214,875	1,152,825	1,237,391	1,253,419	1,184,601	1,257,453	1,276,616
Long-term debt	185,084	227,460	142,236	130,377	130,414	132,683	129,083	129,291	128,454	129,251	127,566	15,515
Total funding sources	7,231,950	7,879,122	6,577,586	6,444,444	6,592,354	6,511,782	6,384,848	6,284,679	6,272,629	6,261,309	6,305,106	5,628,328
Stockholders' equity	645,619	698,388	592,263	538,515	541,351	542,803	535,645	534,132	530,721	540,370	526,088	507,580

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

First Midwest Bancorp, Inc.
Selected Financial Information
(Amounts in thousands, except per share data)

	2006 June 30/YTD	2006 2nd Quarter	2006 1st Quarter	2005 Dec. 31/YTD	2005 4th Quarter	2005 3rd Quarter	2005 2nd Quarter	2005 1st Quarter	2004 Dec. 31/YTD	2004 4th Quarter	2004 3rd Quarter	2003 Dec. 31/YTD
Income Statement												
Interest income	$ 224,575	$ 123,050	$ 101,525	$ 366,700	$ 100,030	$ 94,257	$ 89,258	$ 83,155	$ 315,342	$ 81,765	$ 79,643	$ 291,067
Interest expense	101,152	57,092	44,060	130,850	40,681	34,276	29,847	26,046	86,478	23,372	22,109	81,313
Net interest income	123,423	65,958	57,465	235,850	59,349	59,981	59,411	57,109	228,864	58,393	57,534	209,754
Loan loss provision	3,649	2,059	1,590	8,930	2,780	1,200	1,800	3,150	12,923	5,350	3,240	10,805
Service charges on deposit accounts	18,471	10,847	7,624	30,199	8,308	7,752	7,446	6,693	28,837	7,682	7,873	27,924
Trust and investment management fees	6,867	3,695	3,172	12,593	3,059	3,255	3,150	3,129	11,888	3,005	2,883	10,810
Other service charges, commissions, and fees	9,302	4,837	4,465	17,572	4,479	4,881	4,402	3,810	15,147	3,739	3,942	16,187
Card-based fees	6,331	3,762	2,569	10,207	2,615	2,625	2,620	2,347	9,252	2,413	2,344	8,336
Subotal, total fee-based revenue	40,971	23,141	17,830	70,571	18,461	18,513	17,618	15,979	65,124	16,839	17,042	63,257
Corporate owned life insurance income	3,444	1,940	1,504	5,163	1,437	1,308	1,223	1,195	4,939	1,195	1,233	5,059
Security (losses) gains, net	389	20	369	(3,315)	(6,152)	292	(16)	2,561	8,222	2,872	748	2,988
(Losses) on early extinguishment of debt	-	-	-	-	-	-	-	-	(2,653)	-	-	(6,025)
Other income	1,835	166	1,669	2,193	664	270	848	411	3,749	3,170	(210)	8,891
Total noninterest income	46,639	25,267	21,372	74,612	14,410	20,383	19,673	20,146	79,381	24,076	18,813	74,170
Salaries and employee benefits	52,671	27,039	25,632	95,179	23,991	24,276	24,059	22,853	92,171	25,291	23,009	84,284
Occupancy and equipment expense	14,500	7,911	6,589	25,173	6,457	6,260	6,100	6,356	24,862	6,418	6,069	22,487
Other real estate expense, net	572	449	123	931	175	141	383	232	1,272	340	289	636
Other intangibles amortization	1,735	1,175	560	2,130	532	533	532	533	2,130	533	531	38
Other expenses	24,471	13,663	10,808	42,290	11,423	10,898	10,171	9,798	42,253	10,215	10,461	42,005
Total noninterest expense	95,702	51,990	43,712	165,703	42,578	42,108	41,245	39,772	163,338	42,797	40,359	149,452
Pre-tax earnings	70,711	37,176	33,535	135,829	28,401	37,056	36,039	34,333	131,984	34,322	32,748	123,667
Income taxes	16,208	8,441	7,767	34,452	5,771	10,026	9,529	9,126	32,848	9,102	7,576	30,889
Net income	$ 54,503	$ 28,735	$ 25,768	$ 101,377	$ 22,630	$ 27,030	$ 26,510	$ 25,207	$ 99,136	$ 25,220	$ 25,172	$ 92,778
Basic earnings per share	$ 1.13	$ 0.58	$ 0.55	$ 2.22	$ 0.50	$ 0.60	$ 0.58	$ 0.55	$ 2.13	$ 0.55	$ 0.54	$ 1.99
Diluted earnings per share	$ 1.12	$ 0.57	$ 0.55	$ 2.21	$ 0.49	$ 0.59	$ 0.58	$ 0.55	$ 2.12	$ 0.54	$ 0.54	$ 1.97
Weighted average shares outstanding	48,224	49,896	46,532	45,567	45,390	45,385	45,627	45,872	46,469	46,269	46,473	46,671
Weighted average diluted shares outstanding	48,571	50,244	46,879	45,893	45,753	45,761	45,900	46,164	46,860	46,664	46,851	46,982
Tax equivalent adjustment [1]	$ 11,537	$ 6,383	$ 5,154	$ 16,080	$ 4,351	$ 4,035	$ 3,909	$ 3,785	$ 17,440	$ 3,801	$ 4,367	$ 17,642
Net interest income (FTE) [1]	$ 134,960	$ 72,341	$ 62,619	$ 251,930	$ 63,700	$ 64,016	$ 63,320	$ 60,894	$ 246,304	$ 62,194	$ 61,901	$ 227,396
Stock and related per share data:												
Book value	$ 13.92	$ 13.92	$ 13.81	$ 11.99	$ 11.99	$ 11.81	$ 11.83	$ 11.35	$ 11.55	$ 11.55	$ 11.56	$ 11.22
Tangible book value	7.93	7.93	7.89	9.87	9.87	9.72	9.72	9.25	9.45	9.45	9.46	9.09
Dividends declared per share	0.550	0.275	0.275	1.015	0.275	0.25	0.25	0.24	0.90	0.24	0.22	0.79
Market price - period high	37.52	37.52	37.14	39.25	39.25	39.18	36.45	36.75	38.30	38.30	35.62	32.80
Market price - period low	32.62	34.64	32.62	31.25	34.66	34.43	31.25	31.92	31.13	33.70	32.25	24.89
Closing price at period end	$ 37.08	$ 37.08	$ 36.57	$ 35.06	$ 35.06	$ 37.24	$ 35.08	$ 32.48	$ 36.29	$ 36.29	$ 34.56	$ 32.43
Closing price to book value	2.7	2.7	2.6	2.9	2.9	3.2	3.0	2.9	3.1	3.1	3.0	2.9
Period end shares outstanding	49,925	49,925	49,866	45,387	45,387	45,385	45,399	45,732	46,065	46,065	46,370	46,581
Period end treasury shares	11,401	11,401	11,460	11,540	11,540	11,542	11,528	11,195	10,862	10,862	10,557	10,346
Number of shares repurchased	12	10	2	857	-	134	358	365	897	451	284	842
Common dividends	$ 27,485	$ 13,749	$ 13,736	$ 46,238	$ 12,502	$ 11,363	$ 11,376	$ 10,997	$ 42,567	$ 11,081	$ 10,218	$ 36,842
Other Key Ratios/Data:												
Return on average equity [2]	17.02%	16.50%	17.64%	18.83%	16.58%	19.76%	19.85%	19.14%	18.68%	18.57%	19.03%	18.28%
Return on average assets [2]	1.35%	1.33%	1.44%	1.44%	1.25%	1.51%	1.52%	1.49%	1.45%	1.46%	1.45%	1.50%
Net interest margin [1]	3.73%	3.70%	3.76%	3.87%	3.79%	3.88%	3.93%	3.87%	3.91%	3.94%	3.90%	3.99%
Yield on average earning assets [1]	6.53%	6.62%	6.43%	5.87%	6.20%	5.95%	5.79%	5.53%	5.28%	5.42%	5.30%	5.42%
Cost of funds	3.28%	3.38%	3.16%	2.37%	2.86%	2.44%	2.19%	1.96%	1.61%	1.76%	1.64%	1.69%
Efficiency ratio [1]	51.84%	52.12%	51.51%	49.44%	49.76%	49.39%	48.75%	49.88%	50.11%	50.43%	49.60%	48.32%
Net noninterest expense ratio [2]	1.22%	1.24%	1.27%	1.25%	1.21%	1.23%	1.24%	1.31%	1.30%	1.25%	1.29%	1.17%
Effective income tax rate	22.9%	22.7%	23.2%	25.4%	20.3%	27.1%	26.4%	26.6%	24.9%	26.5%	23.1%	24.98%
Full time equivalent employees - end of period	1,898	1,898	2,012	1,635	1,635	1,600	1,628	1,630	1,630	1,630	1,653	1,646
Number of bank offices	99	99	99	67	67	67	67	67	67	67	67	66

Note: Discussion of footnotes (1) and (2) are located at the end of this document.

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

First Midwest Bancorp, Inc.
Selected Financial Information
(Amounts in thousands, except per share data)

	2006 June 30/YTD	2006 2nd Quarter	2006 1st Quarter	2005 Dec. 31/YTD	2005 4th Quarter	2005 3rd Quarter	2005 2nd Quarter	2005 1st Quarter	2004 Dec. 31/YTD	2004 4th Quarter	2004 3rd Quarter	2003 Dec. 31/YTD
Parent Company Data:												
Parent investment in subsidiaries - end of period	$ 882,891	$ 882,891	$ 698,823	$ 604,112	$ 604,112	$ 602,861	$ 606,539	$ 588,643	$ 596,428	$ 596,428	$ 606,091	$ 554,585
Risk-Based Capital Data:												
Tier 1 capital	$ 554,405	$ 554,405	$ 541,291	$ 581,393	$ 581,393	$ 571,774	$ 557,036	$ 553,373	$ 550,310	$ 550,310	$ 551,313	$ 516,411
Tier 2 capital	162,250	162,250	162,207	56,393	56,393	56,283	56,262	56,244	56,718	56,718	56,707	56,404
Total capital	716,655	716,655	703,498	637,786	637,786	628,057	613,298	609,617	607,028	607,028	608,020	572,815
Risk-adjusted assets	$ 6,415,480	$ 6,415,480	$ 6,355,337	$ 5,424,063	$ 5,424,063	$ 5,482,484	$ 5,402,907	$ 5,287,767	$ 5,267,528	$ 5,267,528	$ 5,215,858	$ 5,020,253
Tier 1 capital / risk-based assets	8.64%	8.64%	8.52%	10.72%	10.72%	10.43%	10.31%	10.47%	10.45%	10.45%	10.57%	10.29%
Total capital / risk-based assets	11.17%	11.17%	11.07%	11.76%	11.76%	11.46%	11.35%	11.53%	11.52%	11.52%	11.66%	11.41%
Leverage ratio	6.59%	6.59%	7.78%	8.16%	8.16%	8.15%	8.10%	8.18%	8.16%	8.16%	8.13%	8.49%
Tangible capital ratio	4.72%	4.72%	4.67%	6.30%	6.30%	6.21%	6.33%	6.21%	6.43%	6.43%	6.42%	6.22%
Tangible capital ratio, excluding OCI	5.11%	5.11%	4.94%	6.41%	6.41%	6.29%	6.19%	6.29%	6.28%	6.28%	6.24%	5.74%
Tangible equity / risk-based assets	6.17%	6.17%	6.19%	8.26%	8.26%	8.05%	8.17%	8.00%	8.26%	8.26%	8.41%	8.43%
Loan Performance Data:												
Nonaccrual loans:												
Commercial	$ 9,841	$ 9,841	$ 10,803	$ 9,092	$ 9,092	$ 8,789	$ 7,915	$ 8,467	$ 11,267	$ 11,267	$ 13,319	$ 5,986
Real estate - commercial	2,513	2,513	2,478	371	371	1,457	1,508	1,816	1,774	1,774	2,554	1,823
Real estate - construction	559	559	559	559	559	559	559	4,159	4,159	4,159	4,288	4,331
Real estate - 1-4 family	1,263	1,263	1,920	548	548	457	525	743	581	581	835	2,274
Direct consumer	1,271	1,271	1,225	1,244	1,244	820	781	994	1,250	1,250	1,145	1,401
Indirect consumer	-	-	193	176	176	124	131	228	166	166	126	115
Total nonaccrual loans	15,447	15,447	17,178	11,990	11,990	12,206	11,419	16,407	19,197	19,197	22,267	15,930
Renegotiated / restructured loans	-	-	-	-	-	-	-	-	-	-	-	7,137
Nonperforming loans	15,447	15,447	17,178	11,990	11,990	12,206	11,419	16,407	19,197	19,197	22,267	23,067
Foreclosed real estate	4,195	4,195	4,033	2,878	2,878	2,711	2,905	3,270	3,736	3,736	4,528	5,812
Nonperforming assets	19,642	19,642	21,211	14,868	14,868	14,917	14,324	19,677	22,933	22,933	26,795	28,879
Loans past due 90 days + and still accruing	14,185	14,185	10,693	8,958	8,958	10,386	7,463	4,625	2,658	2,658	3,108	3,384
Reserve for loan losses (RLL):												
RLL	$ 62,359	$ 62,359	$ 62,320	$ 56,393	$ 56,393	$ 56,283	$ 56,262	$ 56,244	$ 56,718	$ 56,718	$ 56,707	$ 56,404
Loan loss provision	3,649	2,059	1,590	8,930	2,780	1,200	1,800	3,150	12,923	5,350	3,240	10,805
Net charge-offs by category:												
Commercial	1,923	998	925	4,193	1,225	418	799	1,751	7,058	3,870	1,460	3,398
Real estate - commercial	605	546	59	1,167	608	(1)	-	560	1,370	349	762	224
Real estate - construction	-	-	-	-	-	-	-	-	355	34	-	244
Real estate - 1-4 family	80	52	28	96	-	-	68	28	108	92	3	138
Consumer	1,010	457	553	3,799	837	762	915	1,285	3,718	994	994	5,546
Total net charge-offs	3,618	2,053	1,565	9,255	2,670	1,179	1,782	3,624	12,609	5,339	3,219	9,550
NPA ratios:												
Nonperforming loans / loans	0.31%	0.31%	0.34%	0.28%	0.28%	0.28%	0.27%	0.39%	0.46%	0.46%	0.53%	0.57%
Nonperforming assets / loans + foreclosed real estate	0.39%	0.39%	0.42%	0.35%	0.35%	0.35%	0.34%	0.47%	0.55%	0.55%	0.64%	0.71%
Nonperforming assets + loans past due 90 days / loans + foreclosed real estate	0.67%	0.67%	0.63%	0.55%	0.55%	0.59%	0.52%	0.58%	0.62%	0.62%	0.71%	0.79%
Nonperforming assets / total assets	0.23%	0.23%	0.24%	0.21%	0.21%	0.21%	0.20%	0.28%	0.33%	0.33%	0.39%	0.42%
Loan loss ratios:												
RLL / loans	1.24%	1.24%	1.24%	1.31%	1.31%	1.31%	1.33%	1.35%	1.37%	1.37%	1.35%	1.39%
RLL / nonperforming loans	403.70%	403.70%	362.79%	470.33%	470.33%	461.11%	492.71%	342.80%	295.45%	295.45%	254.67%	244.52%
Net charge-offs to average net loans	0.16%	0.16%	0.15%	0.22%	0.25%	0.11%	0.17%	0.36%	0.30%	0.51%	0.30%	0.28%

Footnotes:

(1) Tax equivalent basis reflects federal and state tax benefits.
(2) Annualized based on the number of days outstanding for each period presented.

Source of Information:

The information and statistical data contained herein have been prepared by First Midwest Bancorp, Inc. and have been derived or calculated from selected quarterly and period-end historical financial statements prepared in accordance with accounting principles generally accepted in the United States. The balance sheet and income statement information contained herein as of each year end, and for the years then ended, are derived from financial statements and footnote information audited by Ernst & Young LLP, First Midwest's independent external auditors. The quarterly balance sheet and income statement information contained herein is derived from quarterly financial statements and footnote information upon which Ernst & Young LLP has rendered a Quarterly Review Report.

First Midwest Bancorp, Inc. is under no obligation to update, keep current or continue to provide the information contained herein. This information is provided solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or establish any business relationships with First Midwest Bancorp, Inc. or any of its subsidiaries.